Exhibit 99.2

CANADIAN PACIFIC RAILWAY LIMITED (“CPRL”)

Supplemental Financial Information (audited)

Exhibit to December 31, 2011 Audited Consolidated Financial Statements

CONSOLIDATED EARNINGS COVERAGE RATIO – MEDIUM TERM NOTES AND DEBT SECURITIES

The following ratio, based on the audited consolidated financial statements, is provided in connection with the continuous offering of medium term notes and debt securities by Canadian Pacific Railway Company, a wholly-owned subsidiary of CPRL, and is for the twelve month period then ended.

Twelve Months Ended December 31, 2011

Earnings Coverage on long-term debt(1) (2)	3.6x

Notes:

(1)

Earnings coverage is equal to income before interest expense and income tax expense, divided by interest expense on all long-term debt plus the amount of interest that has been capitalized during the period.

(2)

The earnings coverage ratio has been calculated excluding carrying charges for the $50.0 million in long-term debt maturing within one year reflected as current liabilities in CPRL’s consolidated balance sheet as at December 31, 2011. If such long-term debt maturing within one year had been classified in its entirety as long-term debt for purposes of calculating the earnings coverage ratio, the entire amount of the annual carrying charges for such long-term debt maturing within one year would have been reflected in the calculation of CPRL’s earnings coverage ratio. For the twelve-month period ended December 31, 2011, earnings coverage on long-term debt would have been 3.6x.